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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKERBANK SECURITIES, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 Washington Ave., Suite 513
(No. and Street)

Eden Prairie (City) MN (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILIP WRIGHT (952)960-4893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABDO, EICK & MEYERS, LLP
(Name – *if individual, state last, first, middle name*)

5201 Eden Ave., Suite 250 (Address) Edina (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIP WRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROKERBANK SECURITIES, INCORPORATED, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE ANN ZUEHLSDORFF
Notary Public-Minnesota
My Commission Expires Jan 31, 2014

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERBANK SECURITIES, INCORPORATED
EDEN PRAIRIE, MINNESOTA

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

BROKERBANK SECURITIES, INCORPORATED
TABLE OF CONTENTS
DECEMBER 31, 2010 AND 2009

ABDO EICK & MEYERS LLP
Certified Public Accountants & Consultants

5201 Eden Avenue
Suite 250
Edina, MN 55436

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
BROKERBANK SECURITIES, INCORPORATED
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of BrokerBank Securities, Incorporated as of December 31, 2010 and 2009, and the related statements of income (loss), stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the year ended December 31, 2009, of the Corporation were audited by Jelinek, Metz McDonald, Ltd., who merged with Abdo, Eick & Meyers, LLP, and whose report dated January 15, 2010, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BrokerBank Securities, Incorporated as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information on pages 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relationship to the financial statements as a whole.

Abdo Eick & Meyers, LLP

February 1, 2011
Minneapolis, Minnesota

ABDO, EICK & MEYERS, LLP
Certified Public Accountants

952.835.9090 • Fax 952.835.3261
www.aemcpas.com

FINANCIAL STATEMENTS

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash	$ 15,676	$ 46,476
Commissions receivable	4,000	9,250
Prepaid expenses	3,030	3,440
Total current assets	22,706	59,166
PROPERTY AND EQUIPMENT		
Computer equipment	21,230	18,718
Accumulated depreciation	(19,439)	(16,181)
	1,791	2,537
OTHER ASSETS		
Deposits	1,539	1,539
	1,539	1,539
	$ 26,036	$ 63,242

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	$ 1,106	$ 1,826
Accrued payroll, benefits and taxes	1,771	4,940
Accrued commissions	-	19,163
Total current liabilities	2,877	25,929
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 10,000,000 shares authorized, 7,235,351 issued and outstanding	72,353	72,353
Accumulated deficit	(49,194)	(35,040)
	23,159	37,313
	$ 26,036	$ 63,242

See Independent Auditor's Report and Notes to Financial Statements.

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Placement agent fees and commissions	$ 314,721	$ 343,559
Other revenues	40,413	28,530
TOTAL REVENUES	355,134	372,089
EXPENSES		
Compensation-related	298,182	302,774
Consulting	-	261
Occupancy	19,148	16,760
Other	51,777	49,552
	369,107	369,347
OPERATING INCOME (LOSS)	(13,973)	2,742
OTHER INCOME (EXPENSE)		
Interest and dividend income	24	34
Interest expense	(205)	(111)
INCOME (LOSS) BEFORE INCOME TAXES	(14,154)	2,665
INCOME TAXES	-	-
NET INCOME (LOSS)	$ (14,154)	$ 2,665

See Independent Auditor's Report and Notes to Financial Statements.

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balances as of December 31, 2008	7,235,351	$ 72,353	$ (37,705)	$ 34,648
2009 Net income (loss)	-	-	2,665	2,665
Balances as of December 31, 2009	7,235,351	72,353	(35,040)	37,313
2010 Net income (loss)	-	-	(14,154)	(14,154)
Balances as of December 31, 2010	7,235,351	$ 72,353	$ (49,194)	$ 23,159

See Independent Auditor's Report and Notes to Financial Statements.

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 356,384	$ 362,839
Payments to vendors and employees	(384,491)	(368,037)
Interest and dividend income received	24	34
Interest paid	(205)	(111)
Net cash provided (used) by operating activities	(28,288)	(5,275)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,512)	-
Net cash provided (used) by investing activities	(2,512)	-
NET INCREASE (DECREASE) IN CASH	(30,800)	(5,275)
CASH AND CASH EQUIVALENTS		
At beginning of year	46,476	51,751
At end of year	$ 15,676	$ 46,476

See Independent Auditor's Report and Notes to Financial Statements.

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF CASH FLOWS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income (loss)	$ (14,154)	$ 2,665
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation	3,258	2,700
Change in current assets and liabilities		
Commissions receivable	5,250	(11,250)
Prepaid expenses	410	(237)
Accounts payable	(720)	(1,164)
Accrued payroll, benefits and taxes	(3,169)	(22,652)
Accrued commissions	(19,163)	19,163
Total adjustments	(14,134)	(7,940)
Net cash provided (used) by operating activities	$ (28,288)	$ (5,275)

See Independent Auditor's Report and Notes to Financial Statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BrokerBank Securities, Incorporated (the Company) is a Minnesota-based Corporation that conducts its business using a k(2)(i) exemption as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in May 2004 and as amended in September 2005. The Company does not and may not acquire, hold or trade securities pursuant to the rules of SEC Regulation D, Sections 501 to 506 and may market certain mutual funds and tax-advantaged securities on an agency and best-efforts basis in accordance to each selling agreement.

The Company's financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. In addition, the financial presentation has been laid out to conform to the United States Securities and Exchange Commission's Annual Audit Report Form X-17A-5, Part III.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are unsecured. The allowance for doubtful accounts is based upon a periodic aging and evaluation of the accounts. No allowance deemed necessary for the years ended December 31, 2010 and 2009.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the same combination of straight-line and accelerated methods for both financial reporting and income tax purposes based upon the estimated useful lives of the assets.

Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains cash balances at primarily one financial institution in Minnesota. These deposits may occasionally be in excess of the Federal Deposit Insurance Corporation insured limit of $250,000. As of December 31, 2010 all balances were covered by federal deposit insurance.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company is taxed as a C Corporation with a December 31 taxable year end.

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences in asset and liability basis relate primarily to depreciable assets (use of different methods and periods to calculate depreciation). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The components of the deferred tax asset and liability are classified as current and noncurrent based on their characteristics.

The Company files income tax returns in the U.S. federal jurisdiction and the State of Minnesota. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2007. The Company adopted the provisions of Accounting Standards Codification (ASC) Topic 740, *Income Taxes,* relating to unrecognized tax benefits on January 1, 2009. The adoption of these provisions did not result in an increase of recognized tax liabilities as the Company believes its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flow. The Company recognizes interest accrued related to unrecognized tax benefits, if any, as a component of the income tax provision. During the years ended December 31, 2010 and 2009, the Company did not recognize any interest or penalties

DEPRECIATION

Depreciation has been charged against income as follows:

	2010	2009
Computer equipment	$ 3,258	$ 2,700

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net Capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2010 and 2009, respectively, the net capital ratio was .22 to 1.0 and 1.26 to 1.0 and net capital was $12,799 and $20,547 which exceeds the minimum requirement by $7,799 and $15,547.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2010 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

INCOME TAXES

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation accruals and net operating loss carryforwards.

The Company had net operating loss carryforwards of approximately $41,179 as of December 31, 2010. If not used, the net operating loss carryforward will expire beginning in 2026. The change in valuation was $3,313 and $(655) for the years ended December 31, 2010 and 2009. Deferred tax assets consisted of the following at December 31:

	2010	2009
Deferred tax asset	$ 9,638	$ 6,325
Valuation allowance	(9,638)	(6,325)
	$ -	$ -

LEASE

The Company leases office space under a lease that expires in August 2011. Monthly base rents ranged from $1,584 to $1,685. Rent expense was $19,148 and $16,760 for the years ended December 31, 2010 and 2009, respectively.

Future minimum lease commitments are as follows:

2011	$ 13,480

SUBSEQUENT EVENTS

ASC Topic 855, *Subsequent Events,* requires disclosure of the date through which subsequent events have been evaluated, as well as whether the date the financial statements were available to be issued. The Company has evaluated subsequent events through February 1, 2011, the report date.

SUPPLEMENTARY INFORMATION

BROKERBANK SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 23,159
Non-allowable assets:	
Commissions receivable	4,000
Prepaid expenses	3,030
Property and equipment, net	1,791
Deposits	1,539
Total non-allowable assets	10,360
Net capital	$ 12,799

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 2,877

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 7,799
Excess net capital at 1,000 percent	$ 12,511
Ratio: Aggregate indebtedness to net capital	.22 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2010	$ 7,799
Net audit adjustments	-
Net capital per above	$ 7,799

ABDO
EICK &
MEYERS LLP
Certified Public Accountants & Consultants

5201 Eden Avenue
Suite 250
Edina, MN 55436

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Directors
BROKERBANK SECURITIES, INCORPORATED
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of BrokerBank Securities, Incorporated for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

952.835.9090 • Fax 952.835.3261
www.aemcpas.com

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abdo Eick & Meyers, LLP

February 1, 2011
Minneapolis, Minnesota

ABDO, EICK & MEYERS, LLP
Certified Public Accountants

952.835.9090 • Fax 952.835.3261
www.aemcpas.com